UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012.

Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.                                       Press release dated July 31, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: July 31, 2012	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

PRESS RELEASE Stockholm July 31, 2012

MIKAEL GRAHNE STEPS DOWN AND HANS-HOLGER ALBRECHT APPOINTED AS MILLICOM PRESIDENT & CEO

Stockholm, July 31 2012 — Millicom International Cellular S.A. (“Millicom”) (Stockholmsbörsen: MIC) today announces that it has appointed Hans-Holger Albrecht as President and CEO of Millicom with effect from October 31 2012. Hans-Holger succeeds Mikael Grahne, who has notified the Board of Directors of his intention to step down after almost four years as President and CEO and eleven years with the company. Hans-Holger Albrecht is currently the President and CEO of Modern Times Group MTG AB (“MTG”), the Nasdaq OMX listed international entertainment broadcasting group, and will join Millicom on September 16 2012. Hans-Holger has also been a member of the Millicom Board of Directors since May 2010 and will step down from this role with immediate effect.

Mikael Grahne has served as Millicom’s President and CEO since March 2009. He joined Millicom in February 2002 as Chief Operating Officer from his previous position as President of Seagram Latin America. Prior to joining Seagram, Mikael was Regional President for a division in the EMEA region of PepsiCo and also held various senior management positions with Procter & Gamble.

Hans-Holger Albrecht has served as MTG President and CEO since August 2000, prior to which he was Chief Operating Officer of MTG from May 2000. Hans-Holger joined MTG in 1997 and held various positions including Head of the Group’s pay-TV operations and then President of Viasat Broadcasting. Hans-Holger has been co-Chairman of the Board of Directors of CTC Media, Inc., of which MTG is the largest shareholder, since 2003 and is also a member of the Board of Directors of Millicom and of the International Academy of Television Arts & Sciences. Hans-Holger has presided over MTG’s rapid expansion and development into an industry leading broadcaster with a unique geographical reach, balanced mix of pay and free-TV revenues, and strong financial position. Under his leadership, MTG’s sales have tripled since 2000 to SEK 13.5 billion in 2011, as MTG expanded from its Nordic base into Central & Eastern Europe and Africa, and pioneered new TV distribution markets. MTG’s Viasat Broadcasting TV channels are now available in 36 countries across four continents. Please visit www.mtg.se for more information.

Allen Sangines-Krause, Chairman of the Millicom Board of Directors, commented: “Hans-Holger is the perfect choice to take on the CEO role at Millicom as we build on our success to date. Not only does Hans-Holger have the proven international management expertise and track record to take Millicom into the next phase of its development, but the business cultures of MTG and Millicom are very similar.”

July 31, 2012 — Mikael Grahne steps down and Hans-Holger Albrecht appointed as Millicom President & CEO	Page 1 of 2

“The Board and I would also like to thank Mikael on behalf of everyone at Millicom for his dedicated leadership as Chief Executive, and his substantial contribution to Millicom’s evolution over what will be almost 11 years. He has successfully led the Company through a period of significant transition and delivered consistently high growth and profitability levels, which have enabled us to reinvest and increase shareholder returns at the same time. He has been key to the deployment of Millicom´s operational strategies and the development of the Tigo brand. The fact that Millicom is today an even more focused and established emerging markets telecommunications service provider is due in no small part to his efforts. We wish him the very best for the future.”

Hans-Holger Albrecht commented: “This is a great opportunity with a great company that I know well through my position on the Board and my working relationship with the Company in the development of MTG’s operations in Africa, and as a sister company within the Kinnevik sphere. I look forward to working with the talented and experienced management team to continue the Company’s rapid growth and expansion.”

Mikael Grahne commented: “I am privileged to have worked with the best people in the business — our Tigo people. Together, we have built a high growth, consumer focused and value generative business around our mobile products and services. It has been a fantastic journey, and I am confident that it will continue successfully into the future under Hans-Holger’s leadership.”

Contacts

Chairman of the Board of Directors
Allen Sangines-Krause

Chief Executive Officer
Mikael Grahne

Investor Relations

Justine Dimovic	Tel: +352 691 750 479
Emily Hunt	Tel: +44 7779 018 539

Visit our web site at www.millicom.com

About Millicom

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 13 countries in Latin America and Africa. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 270 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., and Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above.  Millicom does not intend to update these forward-looking statements.

July 31, 2012 — Mikael Grahne steps down and Hans-Holger Albrecht appointed as Millicom President & CEO	Page 2 of 2